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                                                                       EXHIBIT 3

FOR IMMEDIATE RELEASE

          Scantek Medical Issues Approximately 14% of Its Common Stock For Consulting Services and A Commitment For Additional Financing

         Cedar Knolls, NJ--(Prime Zone)--July 30, 2004--Scantek Medical, Inc. (SKML.PK) announced today that on July 15, 2004, it entered into a three year agreement (the "Agreement") with a consultant to provide Scantek with services which, include, but are not limited to, (A) advising Scantek in connection with marketing, management and financing strategies, (B) introducing Scantek to banks, lenders and other financing resources, (C) advising Scantek in connection with structuring business acquisitions and assisting Scantek in negotiations for the acquisition of merger candidates, (D) strategic alliances, (E) business development and business advertising, and (F) such other matters as Scantek shall from time to time request.

         The Consultant is providing Scantek with the consulting services as partial consideration for approximately 14% of the issued and outstanding shares of common stock, par value $.001 of Scantek (the "Common Stock") which Scantek shall issue to the Consultant and/or his designees.

         Scantek also entered into a separate agreement (the "Financing Agreement") pursuant to which the Consultant and a trust for the benefit of the Consultant's family agreed to provide $500,000 in financing for Scantek through the issuance of convertible debt, $200,000 of which was received upon the execution of the Financing Agreement, with the balance of $300,000 to be received on or prior to August 13, 2004. The convertible debt is convertible into a maximum of approximately 4% of the issued and outstanding shares of Common Stock. The convertible debt shall be due within 18 months after issuance and shall bear interest at 7% per annum. The lenders, as consideration for the loan, shall also receive shares of Common Stock for an aggregate of less than 2% of the issued and outstanding shares of Common Stock.

         As part of the Financing Agreement, Scantek agreed to convert $1,327,000 in accrued wages it owes to its President, Dr. Zsigmond Sagi into approximately 50% of the issued and outstanding shares of Common Stock, a portion of which, currently anticipated to be 25% of the shares to which Dr. Sagi is entitled, shall be assigned to third parties, including, but not limited to, an officer of Scantek. Scantek also agreed to convert $3,422,635 in loans which it owes to Dr. Sagi into shares of convertible preferred stock, par value $1.00. The convertible preferred stock shall (A) pay a dividend of two (2%) percent above the prime rate of interest announced by Citibank, N.A., as adjusted from time to time; provided, however, that the dividend shall not exceed seven and one-half (7.5%) percent, (B) be convertible for a period of five (5) years into between approximately 4.9 % and 19.6% of the issued and outstanding shares of Common Stock depending upon when the convertible preferred stock is converted and (C) upon liquidation or dissolution of Scantek, have a liquidation priority equal to the par value of the shares.

         Scantek Medical, Inc. is a high-tech medical company engaged in developing, manufacturing, selling and licensing of products and devices to assist in the early detection and diagnosis of disease. Ultimately, the Company intends to focus upon manufacturing, selling, and licensing the BreastCare(TM) device in other countries. The BreastCare(TM) device is to be used by physicians


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as an adjunct to clinical breast examination,  mammography and other established procedures for the detection of breast disease.

         BreastCare(TM) can significantly improve early detection of breast cancer when used as an adjunct to clinical breast examination and mammography. In clinical studies in the United States (i.e., Sloan Kettering Memorial, MD Anderson Cancer Center, Guttman Institute, NY, Georgetown University, and Brotman -UCLA), in Brazil and at the European Institute of Oncology in Milan, Italy, BreastCare(TM) has been clinically proven capable of recognizing metabolic activity (angiogenesis) by recording the heat differentiation of corresponding areas of the breast. At the present time, in developing countries, as well as industrial nations, there is no available screening procedure which identifies increased metabolic activity due to abnormal cell proliferation.

         Statements in this press release which are not historical, including management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to the risk factors and other information set forth in the Company's filings with the Securities and Exchange Commission. Actual results could differ materially from any forward-looking statements and may vary from management's expectations and cannot be guaranteed.

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For more information
Dr. Zsigmond L. Sagi
Scantek Medical, Inc
973-401-0434